Yuhe International, Inc.
301 Hailong Street, Hanting District
Weifang, Shandong Province
The People’s Republic of China

March 22, 2011

Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Yuhe International, Inc. Form 10-K for the year ended December 31, 2009 Filed March 31, 2010 Form 10-K/A for the year ended December 31, 2009 Filed October 15, 2010 File No. 001-34512

Dear Ms. Cvrkel,

On behalf of Yuhe International, Inc. (“Yuhe” or the “Company”), set forth below are the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 17, 2011 providing the Staff’s further comment with respect to the above-referenced Form 10-K for the year ended December 31, 2009 and Form 10-K/A for the year ended December 31, 2009.

Upon receiving the Staff’s confirmation that the Staff has no further comments to the Company’s responses, the Company will file Amendment No. 2 to its Form 10-K for the year ended December 31, 2009 and Amendment No. 1 to its Form 10-Q for the quarter ended September 30, 2010 reflecting the Company’s responses to certain of the Staff’s comments.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Annual Report on Form 10-K/A for the year ended December 31, 2009

Item 9A. Controls and Procedures, page 26

1.
We refer to your responses to our prior comments 3 and 5.  Please revise future filings to include disclosure concerning the relevant US GAAP experience of the internal personnel and consultants preparing your US GAAP financial statements.  We would expect the disclosure to be in a level of detail similar to your response. Your revised disclosure should include the relevant US GAAP experience of Mr. Peter Li and why the company believes Mr. Li is qualified to serve as the audit committee’s financial expert.

Yuhe’s Response:

Your comment is noted, and we will revise our future filings pursuant to your requirements accordingly.

Please contact me at +86 536 736 3688 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,

Yuhe International, Inc.

By:	/s/ Zhentao Gao
Zhentao Gao
Chief Executive Officer